Exhibit 99.1

News Release

Stantec selected by Titanium Corporation to transform tailings processing in Alberta Oil Sands

Project implements Creating Value from WasteTM technology

CALGARY, AB; EDMONTON, AB (APRIL 5, 2018) TSX, NYSE: STN

Titanium Corporation (Titanium) has awarded Stantec the front-end engineering design (FEED) contract for the first commercial facility implementing Titanium’s Creating Value from Waste (CVWTM) technology. The project consists of a new Concentrator Plant and a new Mineral Separation Plant as well as associated interconnections at an oil sands operation, located north of Fort McMurray, Alberta

“Stantec is committed to innovation, sustainability, and environmental leadership in resource development,” says Dean Robertson, director Oil & Gas, Stantec. “We are excited to support this unique, important project, providing new solutions for tailings management, and the opportunity for additional economic benefit in the oil sands.”

CVWTM technology is designed to recover bitumen and solvent from froth treatment tailings, preventing hydrocarbons from entering the tailings pond and releasing greenhouse gases into the environment. CVWTM reduces the environmental impact of oil sands tailings while recovering valuable mineral resources that would otherwise be unrecovered.

“We look forward to working with this well-established, Alberta based company,” says Scott Nelson, president and chief executive officer of Titanium. “Stantec is a top tier global design and delivery firm with significant oil sands experience. Their expertise and innovation will help in our advancement for sustainable environmental solutions for oil sands development.”

Stantec will be working alongside IHC Robbins, industry experts specializing in mineral sands, who will be responsible for process design services for the minerals separation design.

The FEED project is being supported with significant funding by Emissions Reduction Alberta (ERA).

Commencing in April 2018, the FEED project is targeted for completion in 2019.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward looking statements are provided herein for the purpose of giving information about the proposed contract referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Ashley Warnock	Cora Klein
Stantec Media Relations	Stantec Investor Relations
Ph: (403) 472-0122	Ph: (780) 969-2018
ashley.warnock@Stantec.com	Cora.Klein@stantec.com

Design with community in mind